NEW YORK 601 Lexington Avenue 31st Floor New York, NY 10022
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doc id	US11280175
our ref	VFJ / MAL
client-matter no.	176939-0003

May 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Division of Corporate Finance, Office of Technology

Re:	BuzzFeed, Inc.

Form 10-K for the Fiscal Year December 31, 2021

Filed March 30, 2022

Form 8-K Furnished March 22, 2022

File No. 001-39877

Dear Ms. Kindelan and Ms. Collins:

This letter is submitted on behalf of BuzzFeed, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2021, filed March 30, 2022 (the “Form 10-K”), and Form 8-K, furnished March 22, 2022 (the “Form 8-K”), as set forth in your letter dated May 4, 2022 addressed to Felicia DellaFortuna, Chief Financial Officer of the Company (the “Comment Letter”).

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.

* * * * *

Form 10-K for the Fiscal Year December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Company
Overview, page 43

1.	You indicate that as a result of certain actions described related to your operations you have achieved profitability; however, it would appear you generated net income in 2021 primarily due to the change in fair value of the derivative liability and an income tax benefit, neither of which seem to relate to these actions. Please revise here to indicate to which period you are referring. In this regard, we note similar disclosures on page 5 that refer to achieving profitability in 2020. To the extent you are referring to fiscal 2021 here, revise to more accurately describe the reasons for your profitability.

The Company respectfully acknowledges the Staff’s comment. The Company reached an inflection point in 2020, achieving profitability for the first time. In addition, for the year ended December 31, 2021, the Company incurred significant operating expenditures related to becoming a public company. Specifically, the Company incurred approximately $23.6 million of stock-based compensation expenses, as compared to $1.2 million in 2020, which was largely due to a cumulative catch-up adjustment associated with restricted stock units that vested upon certain requirements that were met upon the consummation of the transaction with 890 Fifth Avenue Partners, Inc. The Company also incurred approximately $16.6 million of one-time transaction expenses associated with becoming a public company. Although in 2021 the changes in the fair values of the derivative and warrant liabilities and the income tax benefit associated with the release of a valuation allowance contributed to the Company’s profitability, the Company would have been profitable in 2021 absent the significant one-time transaction-related expenses it incurred 2021. Further, “Management’s Discussion & Analysis of Financial Condition and Results of Operations – Results of Operations” articulates the significant drivers of the Company’s profitability for the periods disclosed in the Form 10-K.

While the Company continues to believe it reached an inflection point in 2020 and 2021 as described above, nevertheless, in light of the Staff’s comment, in the Company’s Form 10-Q for the quarter ended March 31, 2022, the Company has removed this disclosure regarding an inflection point and achieving profitability.

Executive Overview, page 45

2.	You disclose that the Time Spent metric excludes time spent with your content on platforms for which you do not have advertising capabilities. Please revise to indicate which major social platforms these include, such as TikTok and Instagram, in order to clarify advertising revenue is not generated from all of those listed on page 43.

The Company respectfully acknowledges the Staff’s comment. The Company proposes to revise the Company’s disclosure in future filings by indicating that the platforms for which the Company does not have advertising capabilities that materially contribute to its Advertising revenues include TikTok, Instagram, Snapchat and Twitter.

The relevant sentence in footnote 2 on page 45 would state: “Time Spent does not reflect time spent with our content across all platforms, including some on which we generated a portion of our Advertising revenue, and excludes time spent with our content on platforms for which we do not have advertising capabilities materially contributing to our Advertising revenues, including TikTok, Instagram, Snapchat and Twitter.”

This change has been reflected in the Company’s Form 10-Q for the quarter ended March 31, 2022.

Comparison of results for the years ended December 31, 2021, 2020 and 2021
Revenue, page 48

3.	You disclose that excluding the impact of Complex Networks, advertising revenue from third party platforms decreased, reflecting, in part, a 16% decline in the number of programmatic impressions delivered. In your response letter dated October 29, 2021, you explained that approximately 24% of your 2020 advertising revenue was generated from sources for which you are unable to obtain impression data. Please tell us whether and how these circumstances have changed such that the 16% decline in the number of impressions in 2021 is representative of impression data from all advertising revenue sources. If circumstances have not changed, tell us why you now believe such disclosure is a fair representation of the degree of monetization of your audience and revise to disclose the limitations of this information.

The Company respectfully acknowledges the Staff’s comment. The Company previously explained that approximately 24% of its 2020 Advertising revenues were generated from sources for which the Company does not monetize advertising products on a per-impression basis or sources where the Company does not have impression based data. Facts and circumstances have not changed since 2020 with approximately 23% of the Company’s Advertising revenues for 2021 being derived from such sources.

For the year ended December 31, 2021, changes in Advertising revenues from products that are not monetized on a per-impression basis and sources where the Company does not have impression based data was not a material driver of the year over year change in Advertising revenues. The 16% decline in the number of impressions referenced in the Company’s discussion of Advertising revenues for the year ended December 31, 2021 represents impressions from sources from which the Company has impression data and had a material impact in the year over year change in Advertising revenues.

To the extent Advertising revenues are derived from products that are not monetized on a per-impression basis or sources where the Company does not have impression data become material drivers of the changes in Advertising revenues in the future, the Company will make disclosures to this effect. In its future filings, the Company will also update the description of its Advertising revenues in the “Components of Results of Operations” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to disclose that there is a component of Advertising revenues which is derived from sources where the Company does not monetize products on a per-impression basis or is unable to obtain impression data.

This change has been reflected in the Company’s Form 10-Q for the quarter ended March 31, 2022.

Notes to Consolidated Financial Statements

Note 9. Debt, page 83

4.	We note that you bifurcated a derivative liability representing the conversion option in your $150.0 million of unsecured convertible notes. Please tell us how you considered whether the contract is indexed to your own stock such that you would meet the scope exception in ASC 815-10-15-74 and 815-40-15, and not account for the contract as a derivative instrument. In this regard, it appears that following the closing of the business combination with 890 5th Avenue Partners, Inc., the conversion price for the notes is fixed.

The Company respectfully acknowledges the Staff’s comment. Upon conversion of the Company’s convertible notes, in addition to delivering the conversion shares, the Company could be required to make an interest make-whole cash payment upon the conversion of the convertible notes (the “Interest Make-Whole Amount”) as follows:

In the event that a holder of the Notes elects to convert its Notes after the one year anniversary, and prior to the three-year anniversary, of the issuance of the Notes, the Company will be obligated to pay an amount equal to: (i) from the one year anniversary of the issuance of the Notes to the two year anniversary of the issuance of the Notes, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the Notes so converted and (ii) from the two year anniversary of the issuance of the Notes to the three year anniversary of the issuance of the Notes, an amount equal to 12 month’s interest declining ratably on a monthly basis to zero month’s interest, in each case, on the aggregate principal amount of the note so converted.

At the time of initial recognition of the convertible notes, the Company evaluated whether the conversion option meets the “own equity” scope exception from derivative accounting in ASC 815-10-15-74. The scope exception in ASC 815-10-15-74 requires that an equity linked feature both (i) must be indexed to the company’s stock and (ii) must meet the criteria for equity classification in ASC 815-40-15. As the Interest Make-Whole Amount is incurred in connection with a conversion, the Company deemed the payment to represent a component of the conversion consideration.

ASC 815-40-25-4(a)(1) provides that contracts that require net cash settlement shall be classified as either assets or liabilities. Accordingly, the Company concluded that the contingent cash payment due upon conversion causes the conversion option to fail the equity classification guidance under ASC 815-40-25. As a result, the conversion option would not meet the “own equity” scope exception from derivative accounting in ASC 815-10-15-74.

Additionally, the Company determined that the Interest Make-Whole Amount is an adjustment to the settlement amount upon the exercise of the conversion option. ASC 815-40-15-7 requires that adjustments to the settlement amount of equity-linked instruments be an input to the fair value of a fixed-for-fixed option on the Company’s Class A common stock in order for the exception in ASC 815-10-15-74 to apply. Therefore, the Company evaluated if the Interest Make-Whole Amount is an input to the fair value of a fixed-for-fixed option on the Company’s Class A common stock.

The Interest Make-Whole Amount is based on both an interest rate and the occurrence or nonoccurrence of an early conversion event. The Interest Make-Whole Amount would result in different settlement values based on when the conversion event occurs. However, the settlement amount of the Interest Make-Whole Amount will not be impacted by the fair value of the Company’s Class A common stock as it is based on the stated interest cash flows at the time of conversion. Therefore, the settlement amount of the Interest Make-Whole Amount results in the settlement of the conversion option not being indexed to the Company’s Class A common stock.

Note 18. Segment Information, page 94

5.	You state on page 16 that many of your customers purchase their advertising services through one of several large advertising agency holding companies. Please tell us whether any one advertising agency holding company accounted for more than 10% of your revenue during any period presented. If so, revise to disclose the amount or percentage of revenue attributable to such holding company. In this regard, a group of entities known to be under common control are considered to be a single customer pursuant to the guidance in ASC 280-10-50-42. Also, if applicable please provide disclosures regarding concentration of credit risk pursuant to ASC 825-10-50-20.

The Company respectfully acknowledges the Staff’s comment. When preparing its financial statements and disclosures, the Company considers revenue and accounts receivable concentration at the agency holding-company level and for entities under common control. For all periods presented, the Company concluded there is no single agency holding company that accounts for more than 10% of its revenue. The Company disclosed significant concentrations of credit risk (i.e., customers that account for more than 10% of outstanding accounts receivable), in Note 2 to the Company’s consolidated financial statements within the Form 10-K for the year-ended December 31, 2021. The disclosed concentrations include any agency holding company that accounts for more than 10% of its accounts receivable.

Form 8-K Furnished March 22, 2022
Exhibit 99.1, page 1

6.	You disclose Adjusted EBTIDA as a percentage of revenue but do not disclose the comparable GAAP margin. Please revise to include the comparable GAAP margin measure, net income as a percentage of revenue, with greater prominence. Refer to Item 10(e)(1)(i)(A) or Regulation S-K and Question 102.10 of the Non-GAAP CD&Is.

The Company respectfully acknowledges the Staff’s comment. In future earnings releases and other filings, the Company will include not only Adjusted EBITDA as a percentage of revenue but also net income as a percentage of revenue with greater prominence. The Company intends to make this change beginning in its earnings release for the quarter ended March 31, 2022.

* * * * *

If you have any questions concerning the Form 10-K or Form 8-K or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 284-4926 or Valerie.Jacob@freshfields.com, or Michael Levitt at (212) 277-4004 or Michael.Levitt@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:	Felicia DellaFortuna, Chief Financial Officer

(BuzzFeed, Inc.)

Rhonda Powell, General Counsel

(BuzzFeed, Inc.)

Michael Levitt

(Freshfields Bruckhaus Deringer US LLP)

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